UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

FATHOM DIGITAL MANUFACTURING CORPORATION

(Name of the Issuer)

Fathom Digital Manufacturing Corporation

Fathom Holdco, LLC

Fathom Digital Manufacturing Topco, LLC

Fathom Digital Manufacturing Intermediate, LLC

Fathom Digital Manufacturing Merger Sub, Inc.

Fathom Digital Manufacturing Merger Sub 2, LLC

CORE Industrial Partners Fund I, L.P.

CORE Industrial Partners Fund I Parallel, L.P.

CORE Industrial Partners GP I, LLC

CORE Industrial Partners Fund III, L.P.

CORE Industrial Partners Fund III Parallel, L.P.

CORE Industrial Partners GP III, L.P.

CORE Industrial Partners, LLC

John R. May

(Names of Persons Filing Statement)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

31189Y202

(CUSIP Number)

Fathom Digital Manufacturing Corporation Fathom Holdco, LLC 1050 Walnut Ridge Drive Hartland, WI 53029 Tel: (262) 367-8254

Fathom Digital Manufacturing Topco, LLC

Fathom Digital Manufacturing Intermediate, LLC

Fathom Digital Manufacturing Merger Sub, Inc.

Fathom Digital Manufacturing Merger Sub 2, LLC

CORE Industrial Partners Fund I, L.P.

CORE Industrial Partners Fund I Parallel, L.P.

CORE Industrial Partners GP I, LLC

CORE Industrial Partners Fund III, L.P.

CORE Industrial Partners Fund III Parallel, L.P.

CORE Industrial Partners GP III, L.P.

CORE Industrial Partners, LLC

John R. May

c/o CORE Industrial Partners, LLC

110 N Wacker Drive

Suite 2200

Chicago, IL 60606

Tel: (312) 566-4880

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Michael A. Nemeroff Vedder Price P.C. 222 North LaSalle Street Suite 2400 Chicago, Illinois 60601 Tel: (312) 609-7858	Robert E. Goedert, P.C. Kevin M. Frank Kirkland & Ellis LLP 300 N. LaSalle Street Chicago, Illinois 65654 Tel: (312) 862-2000	Steven J. Gavin Keerthika M. Subramanian Winston & Strawn LLP 35 W. Wacker Drive Chicago, Illinois 60601 Tel: (312) 558-5600

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 2 to the Transaction Statement on Schedule 13E-3 (this “Amended Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (1) Fathom Digital Manufacturing Corporation, a Delaware corporation (“Fathom” or the “Company”) and the issuer of the common stock, par value $0.0001 per share (the “Class A Common Stock”) that is the subject of the Rule 13e-3 transaction; (2) Fathom Holdco, LLC, a Delaware limited liability company (“OpCo LLC”); (3) Fathom Digital Manufacturing Topco, LLC, a Delaware limited liability company (“Topco”); (4) Fathom Digital Manufacturing Intermediate, LLC, a Delaware limited liability company (“Parent”); (5) Fathom Digital Manufacturing Merger Sub, Inc., a Delaware corporation (“Company Merger Sub”); (6) Fathom Digital Manufacturing Merger Sub 2, LLC, a Delaware limited liability company (“LLC Merger Sub”); (7) CORE Industrial Partners Fund I, L.P., a Delaware limited partnership (“CORE Fund I”); (8) CORE Industrial Partners Fund I Parallel, L.P., a Delaware limited partnership (“CORE Fund I Parallel”); (9) CORE Industrial Partners GP I, LLC, a Delaware limited liability company (“CORE Fund I GP”), the general partner of each of CORE Fund I and CORE Fund I Parallel; (10) CORE Industrial Partners Fund III, L.P., a Delaware limited partnership (“CORE Fund III”); (11) CORE Industrial Partners Fund III Parallel, L.P. (“CORE Fund III Parallel”); (12) CORE Industrial Partners GP III, L.P., a Delaware limited partnership (“CORE Fund III GP”) and the general partner of each of CORE Fund III and CORE Fund III Parallel; (13) CORE Industrial Partners, LLC, a Delaware limited liability company (“CORE”); and (14) John R. May.

This Amended Transaction Statement relates to that certain Agreement and Plan of Merger, dated as of February 16, 2024 (including all exhibits and documents attached thereto, and as it may be amended, supplemented or modified, from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Company Merger Sub, LLC Merger Sub, the Company and OpCo LLC. The Merger Agreement provides that, subject to the terms and conditions set forth therein, Company Merger Sub will merge with and into Fathom (the “Merger”), with Fathom surviving the Merger and becoming a wholly owned subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time, other than certain excluded shares pursuant to the terms of the Merger Agreement, shall be cancelled and extinguished and automatically converted into and shall thereafter represent only the right to receive an amount in cash equal to $4.75 per share of Class A Common Stock (the “Merger Consideration”), payable to the holder thereof, without interest, subject to and in accordance with the terms of the Merger Agreement. Upon completion of the Merger, the Unaffiliated Stockholders will no longer have an equity interest in Fathom and the Class A Common Stock will no longer be publicly traded.

In connection with entering into the Merger Agreement, on February 16, 2024, Fathom entered into a support agreement with Parent, CORE Fund I and CORE Fund I Parallel (the “Support Agreement”). Pursuant to the Support Agreement, CORE Fund I and CORE Fund I Parallel, among other things, agreed to vote all of their shares of Company Class A Common Stock and Company Class B Common Stock in favor of the adoption of the Merger Agreement and the approval of the Merger, subject to the terms and conditions set forth therein.

The Fathom Board of Directors (the “Fathom Board”) formed a special committee of the Board comprised solely of independent and disinterested directors of Fathom (the “Special Committee”) to, among other things, review, evaluate and negotiate the Merger Agreement and the Merger, and other alternatives available to Fathom. The Special Committee, as more fully described in the Proxy Statement (as defined below), evaluated the Merger, with the assistance of its own independent financial and legal advisors. After careful consideration, the Special Committee, pursuant to resolutions adopted at a meeting of the Special Committee held on February 15, 2024, unanimously (1) determined the terms and conditions of the Merger Agreement and the Transactions, including the Merger, to be advisable and fair to, and in the best interest of, the Company and the Company’s stockholders, including the Unaffiliated Stockholders, and (2) recommended that the Fathom Board approve the Merger Agreement and the Transactions, including the Merger, and submit and recommend the Merger Agreement to the Company’s stockholders for approval and adoption thereby.

The Fathom Board, acting upon the unanimous recommendation of the Special Committee, pursuant to resolutions adopted at a meeting of the Fathom Board held on February 15, 2024, (1) determined the terms and conditions of the Merger Agreement and the Transactions, including the Merger, to be advisable and fair to, and in the best interests of, the Company and the Company’s stockholders, including the Unaffiliated Stockholders, (2) approved and declared advisable the Merger Agreement and the Transactions, including the Merger, (3) resolved to recommend that the stockholders of the Company vote to adopt and approve the Merger Agreement in accordance with the DGCL and (4) directed that the Merger Agreement be submitted to the stockholders of the Company for adoption thereby.

The Merger cannot be completed without the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock to adopt the Merger Agreement. Subject to the terms and conditions contained in the Support Agreement, the required vote by CORE Fund I and CORE Fund I Parallel is expected to result in a majority of the outstanding shares of Company Common Stock being voted in favor of the proposal to approve and adopt the Merger Agreement, with the result being that such proposal will be adopted.

Concurrently with the filing of this Amended Transaction Statement, the Company is filing its definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act with the SEC, pursuant to which the Company is soliciting proxies from the Company’s stockholders in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A. Terms used but not defined in this Amended Transaction Statement have the meanings assigned to them in the Proxy Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

The information concerning the Company contained in, or incorporated by reference into, this Schedule 13E-3 and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Schedule 13E-3 and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

SCHEDULE 13E-3 ITEMS

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Proposals and the Special Meeting”

Item 2. Subject Company Information

(a) Name and address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Parties to the Merger—The Company”

“Other Important Information Regarding Fathom”

“Questions and Answers about the Proposals and the Special Meeting”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Special Meeting”

“The Special Meeting—Record Date and Quorum”

“Questions and Answers about the Proposals and the Special Meeting”

“Other Important Information Regarding Fathom—Security Ownership of Certain Beneficial Owners and Management”

(c) Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding Fathom—Market Price of Shares of Class A Common Stock and Dividends”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding Fathom— Market Price of Shares of Class A Common Stock and Dividends”

(e) Prior public offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding Fathom—Prior Public Offerings”

(f) Prior stock purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding Fathom—Prior Public Offerings”

“Other Important Information Regarding Fathom—Certain Transactions in the Shares of Class A Common Stock”

Item 3. Identity and Background of Filing Person

(a) – (c) Name and address; Business and background of entities; Business and background of natural persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Parties to the Merger”

“Other Important Information Regarding Fathom”

“Other Important Information Regarding the Parent Entities”

Item 4. Terms of the Transaction

(a)-(1) Material terms. Tender offers. Not applicable

(a)-(2) Material terms. Mergers or similar transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Proposals and the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board and Special Committee”

“Special Factors—Position of the Parent Entities as to the Fairness of the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on Fathom if the Merger is Not Completed”

“Special Factors—Interests of Executive Officers and Directors of Fathom in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Accounting Treatment”

“The Special Meeting—Vote Required”

“The Merger Agreement—Procedures for Receiving Merger Consideration”

“The Merger Agreement—Consideration to be Received in the Merger”

“The Merger Agreement—Conditions to Consummation of the Merger”

Annex A—Agreement and Plan of Merger

(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Proposals and the Special Meeting”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Executive Officers and Directors of Fathom in the Merger”

“The Merger Agreement—Consideration to be Received in the Merger”

“The Merger Agreement—Procedures for Receiving Merger Consideration”

“The Merger Agreement—Indemnification and Insurance”

“Special Factors—Support Agreement”

Annex A—Agreement and Plan of Merger

Annex B—Support Agreement

(d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Proposals and the Special Meeting”

“The Special Meeting—Appraisal Rights”

“Special Factors—Appraisal Rights”

“Special Factors—Certain Effects of the Merger”

Annex D—Section 262 of the Delaware General Corporation Law

(e) Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Reasons for the Merger; Recommendation of the Board and Special Committee”

“The Special Meeting—Provisions for Unaffiliated Stockholders”

(f) Eligibility for listing or trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)(1) – (2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors— Interests of Executive Officers and Directors of Fathom in the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

“Special Factors —Support Agreement”

“Other Important Information Regarding Fathom—Certain Transactions in the Shares of Class A Common Stock”

“Other Important Information Regarding Fathom—Recent Information”

“Other Important Information Regarding the Parent Entities”

Annex A—Agreement and Plan of Merger

Annex B—Support Agreement

(b) – (c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board and Special Committee”

“Special Factors—Position of the Parent Entities as to the Fairness of the Merger”

“Special Factors— Interests of Executive Officers and Directors of Fathom in the Merger”

“Special Factors—Support Agreement”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Annex B—Support Agreement

(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Proposals and the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Intent of the Directors and Executive Officers to Vote in Favor of the Merger”

“Special Factors—Intent of the CORE Funds to Vote in Favor of the Merger”

“Special Factors— Interests of Executive Officers and Directors of Fathom in the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Support Agreement”

“The Merger Agreement”

“The Special Meeting—Vote Required”

Annex A—Agreement and Plan of Merger

Annex B—Support Agreement

Item 6. Purposes of the Transaction and Plans or Proposals

(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on Fathom if the Merger is Not Completed”

“Special Factors—Interests of Executive Officers and Directors of Fathom in the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement—Consummation and Effectiveness of the Merger”

“The Merger Agreement—Organizational Documents; Directors and Officers of the Surviving LLC and the Surviving Corporation”

“The Merger Agreement—Consideration to be Received in the Merger”

“The Merger Agreement—Procedures for Receiving Merger Consideration”

Annex A—Agreement and Plan of Merger

(c)(1) – (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Proposals and the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board and Special Committee”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“Special Factors—Position of the Parent Entities as to the Fairness of the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on Fathom if the Merger Is Not Completed”

“Special Factors—Intent of the Directors and Executive Officers to Vote in Favor of the Merger”

“Special Factors—Intent of the CORE Funds to Vote in Favor of the Merger”

“Special Factors—Interests of Executive Officers and Directors of Fathom in the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement—Consummation and Effectiveness of the Merger”

“The Merger Agreement— Organizational Documents; Directors and Officers of the Surviving LLC and the Surviving Corporation”

“The Merger Agreement—Consideration to be Received in the Merger”

“Special Factors—Support Agreement”

“Other Important Information Regarding Fathom”

Annex A—Agreement and Plan of Merger

Annex C—Opinion of Duff & Phelps

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Proposals and the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board and Special Committee”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“Special Factors—Position of the Parent Entities as to the Fairness of the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

Annex C—Opinion of Duff & Phelps

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board and Special Committee”

“Special Factors—Position of the Parent Entities as to the Fairness of the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects on Fathom if the Merger is Not Completed”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board and Special Committee”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“Special Factors—Position of the Parent Entities as to the Fairness of the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on Fathom if the Merger is Not Completed”

“Special Factors—Certain Unaudited Prospective Financial Information”

Annex C—Opinion of Duff & Phelps

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Proposals and the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board and Special Committee”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“Special Factors—Position of the Parent Entities as to the Fairness of the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on Fathom if the Merger is Not Completed”

“Special Factors—Interests of Executive Officers and Directors of Fathom in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—Appraisal Rights”

“The Merger Agreement—Consummation and Effectiveness of the Merger”

“The Merger Agreement— Organizational Documents; Directors and Officers of the Surviving LLC and the Surviving Corporation”

“The Merger Agreement—Consideration to be Received in the Merger”

“The Merger Agreement—Indemnification and Insurance”

Annex A—Agreement and Plan of Merger

Annex C—Opinion of Duff & Phelps

Item 8.	Fairness of the Transaction

(a) – (b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Proposals and the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board and Special Committee”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“Special Factors—Position of the Parent Entities as to the Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Executive Officers and Directors of Fathom in the Merger”

Annex C—Opinion of Duff & Phelps

(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Proposals and the Special Meeting”

“Special Factors—Reasons for the Merger; Recommendation of the Board and Special Committee”

“Special Factors—Position of the Parent Entities as to the Fairness of the Merger”

“The Special Meeting—Record Date and Quorum”

“The Special Meeting—Vote Required”

“The Special Meeting—Proxies and Revocation”

“The Merger Agreement—Conditions to Consummation of the Merger”

“The Merger (The Merger Agreement Proposal—Proposal 1)”

Annex A—Agreement and Plan of Merger

(d) Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board and Special Committee”

“Special Factors—Position of the Parent Entities as to the Fairness of the Merger”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

Annex C—Opinion of Duff & Phelps

(e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Proposals and the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Reasons of Fathom for the Merger; Recommendation of the Board and Special Committee”

“Special Factors—Position of the Parent Entities as to the Fairness of the Merger”

“Special Factors—Interests of the Executive Officers and Directors of Fathom in the Merger”

“Special Factors—Intent of the Directors and Executive Officers to Vote in Favor of the Merger”

(f) Other offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board and Special Committee”

Item 9. Reports, Opinions, Appraisals and Negotiations

(a) – (b) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Proposals and the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board and Special Committee”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“Special Factors—Position of the Parent Entities as to the Fairness of the Merger”

“Where You Can Find More Information”

Annex C—Opinion of Duff & Phelps

(c) Availability of documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity holder of the Company common stock or by a representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

(a) – (b), (d) Source of funds; Conditions; Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing of the Merger”

“The Merger Agreement—Other Covenants”

“The Merger Agreement—Conditions to Consummation of the Merger”

“The Merger Agreement—Conduct of Business by Fathom Prior to Consummation of the Merger”

Annex A—Agreement and Plan of Merger

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Proposals and the Special Meeting”

“Special Factors—Certain Effects on Fathom if the Merger is Not Completed”

“Special Factors—Fees and Expenses”

“The Merger Agreement—Termination Fees and Expenses”

Annex A—Agreement and Plan of Merger

Item 11. Interest in Securities of the Subject Company

(a) Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Interests of Executive Officers and Directors of Fathom in the Merger”

“Other Important Information Regarding Fathom—Security Ownership of Certain Beneficial Owners and Management”

“Other Important Information Regarding the Parent Entities”

“Special Factors—Support Agreement”

Annex B—Support Agreement

(b) Securities transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Other Important Information Regarding Fathom—Certain Transactions in the Shares of Class A Common Stock”

“Other Important Information Regarding Fathom—Prior Public Offerings”

“The Merger Agreement”

“Special Factors—Support Agreement”

Annex A—Agreement and Plan of Merger

Annex B—Support Agreement

Item 12. The Solicitation or Recommendation

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Proposals and the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board and Special Committee”

“Special Factors—Position of the Parent Entities as to the Fairness of the Merger”

“Special Factors—Intent of Directors and Executive Officers to Vote in Favor of the Merger”

“Special Factors—Intent of the CORE Funds to Vote in Favor of the Merger”

“Special Factors—Support Agreement”

“The Special Meeting—Vote Required”

Annex B—Support Agreement

(e) Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Proposals and the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board and Special Committee”

“Special Factors—Position of the Parent Entities as to the Fairness of the Merger”

“The Merger (The Merger Agreement Proposal—Proposal 1)”

Item 13. Financial Information

(a) Financial statements. The audited consolidated financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 are incorporated herein by reference.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Unaudited Prospective Financial Information”

“Other Important Information Regarding Fathom—Book Value Per Share”

“Where You Can Find More Information”

(b) Pro forma information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) – (b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Proposals and the Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Board and Special Committee”

“Special Factors—Position of the Parent Entities as to the Fairness of the Merger”

“Special Factors— Interests of Executive Officers and Directors of Fathom in the Merger”

“Special Factors—Fees and Expenses”

Item 15. Additional Information

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Interests of Executive Officers and Directors of Fathom in the Merger”

“The Merger Agreement—Consideration to be Received in the Merger”

Annex A—Agreement and Plan of Merger

(c) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

The following exhibits are filed herewith:

Exhibit Number	Description of Exhibit

(a)(2)(i)	Definitive Proxy Statement of Fathom Digital Manufacturing Corporation (the “Proxy Statement”) (included in the Schedule 14A filed on April 19, 2024 and incorporated herein by reference).

(a)(2)(ii)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(iii)	Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(iv)	Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(v)	Current Report on Form 8-K filed by Fathom Digital Manufacturing Corporation with the SEC on February 20, 2024 (File No. 001-39994) (the “Form 8-K”).

(b)(i)	Equity Commitment Letter, dated February 16, 2024, executed by CORE Fund I, CORE Fund I Parallel, CORE Fund III and CORE Fund III Parallel and accepted and agreed to by Parent.

(c)(i)	Opinion of Duff & Phelps, dated as of February 15, 2024 (included as Annex C to the Proxy Statement and incorporated herein by reference).

(c)(ii)	Discussion Materials of Kroll, LLC, operating through its Duff & Phelps Opinions Practice, to the Special Committee, dated December 23, 2023.

(c)(iii)	Discussion Materials of Kroll, LLC, operating through its Duff & Phelps Opinions Practice, to the Special Committee, dated February 15, 2024.

(d)(i)	Agreement and Plan of Merger, dated as of February 16, 2024, by and among Parent, Company Merger Sub, LLC Merger Sub, the Company and OpCo LLC (included as Annex A to the Proxy Statement and incorporated herein by reference).

(d)(ii)	Support Agreement, dated as of February 16, 2024, by and among the Company, Parent, CORE Fund I and CORE Fund I Parallel. (included as Annex B to the Proxy Statement and incorporated herein by reference).

(d)(iii)	Amendment No. 1 to the Second Amended and Restated Limited Liability Company Agreement of Fathom Holdco, LLC, dated as of February 16, 2024 (included as Exhibit 10.3 to the Form 8-K and incorporated herein by reference).

(d)(iv)	Amendment No. 1 to the Amended and Restated Tax Receivable Agreement, dated as of February 16, 2024 (included as Exhibit 10.2 to the Form 8-K and incorporated herein by reference).

(f)	Section 262 of the Delaware General Corporation Law (included as Annex D to the Proxy Statement and incorporated herein by reference).

107	Filing Fee Table.

Certain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.

1

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2024

FATHOM DIGITAL MANUFACTURING CORPORATION

By:	/s/ Carey Chen
Name:	Carey Chen
Title:	Chief Executive Officer

FATHOM HOLDCO, LLC

By:	FATHOM DIGITAL MANUFACTURING CORPORATION
Its:	Managing Member

By:	/s/ Carey Chen
Name:	Carey Chen
Title:	Chief Executive Officer

[Signature Page to SC 13E-3/A]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2024

FATHOM DIGITAL MANUFACTURING TOPCO, LLC

By:	/s/ John May
Name:	John May
Title:	President

FATHOM DIGITAL MANUFACTURING INTERMEDIATE, LLC

By:	/s/ John May
Name:	John May
Title:	President

FATHOM DIGITAL MANUFACTURING MERGER SUB, INC.

By:	/s/ John May
Name:	John May
Title:	President

FATHOM DIGITAL MANUFACTURING MERGER SUB 2, LLC

By:	/s/ John May
Name:	John May
Title:	President

[Signature Page to SC 13E-3/A]

Dated: April 19, 2024

CORE INDUSTRIAL PARTNERS FUND I, L.P.

By:	CORE INDUSTRIAL PARTNERS GP I, LLC
Its:	General Partner

By:	/s/ John May
Name:	John May
Title:	Managing Partner

CORE INDUSTRIAL PARTNERS FUND I PARALLEL, L.P.

By:	CORE INDUSTRIAL PARTNERS GP I, LLC
Its:	General Partner

By:	/s/ John May
Name:	John May
Title:	Managing Partner

CORE INDUSTRIAL PARTNERS GP I, LLC

By:	/s/ John May
Name:	John May
Title:	Manager

[Signature Page to SC 13E-3/A]

Dated: April 19, 2024

CORE INDUSTRIAL PARTNERS FUND III, L.P.

By:	CORE INDUSTRIAL PARTNERS GP III, L.P.
Its:	General Partner

By:	CORE INDUSTRIAL PARTNERS, LLC
Its:	General Partner

By:	/s/ John May
Name:	John May
Title:	Manager

CORE INDUSTRIAL PARTNERS FUND III PARALLEL, L.P.

By:	CORE INDUSTRIAL PARTNERS GP III, L.P.
Its:	General Partner

By:	CORE INDUSTRIAL PARTNERS, LLC
Its:	General Partner

By:	/s/ John May
Name:	John May
Title:	Manager

CORE INDUSTRIAL PARTNERS GP III, L.P.

By:	/s/ John May
Name:	John May
Title:	Manager

[Signature Page to SC 13E-3/A]

Dated: April 19, 2024

CORE INDUSTRIAL PARTNERS, LLC

By:	/s/ John May
Name:	John May
Title:	Sole Managing Member

[Signature Page to SC 13E-3/A]

Dated: April 19, 2024

JOHN R. MAY

By:	/s/ John May

[Signature Page to SC 13E-3/A]